                                                                 File No. 1-1098




                                    FORM 11-K




                       SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549


                                  ANNUAL REPORT



                            PURSUANT TO SECTION 15(d)

                                     of the

                         SECURITIES EXCHANGE ACT OF 1934




                   For the fiscal year ended December 31, 1999




                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP


                              Columbia Energy Group
                            13880 Dulles Corner Lane
                          Herndon, Virginia 20171-4600

                             EMPLOYEES' THRIFT PLAN

                            OF COLUMBIA ENERGY GROUP

                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES

                           DECEMBER 31, 1999 AND 1998


Report of Independent Public Accountants...................................      2

Statements of Net Assets Available for Benefits............................      3

Statement of Changes in Net Assets Available for Benefits..................      4

Notes to Financial Statements and Schedules................................      5

Schedule A - Statements of Net Assets Available for Benefits...............     10

Schedule B - Statement of Changes in Net Assets Available for Benefits.....     12

Schedule of Assets Held for Investment Purposes (Schedule H, Part IV (I))..     15

Schedule of Reportable Transactions (Schedule H, Part IV (j)...............     16

Consent of Independent Public Accountants..................................     18

Federal Tax Consequences (Unaudited).......................................     19


All other schedules are omitted as they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 ("ERISA") and applicable regulations issued by the Department of Labor.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Thrift Plan Committee of the
Employees' Thrift Plan of
Columbia Energy Group:

We have audited the accompanying statements of net assets available for benefits of the Employees' Thrift Plan of Columbia Energy Group (the "Plan") as of December 31, 1999 and 1998, and the related statement of changes in net assets available for benefits for the year ended December 31, 1999. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's Management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Information certified by the trustee and presented in the schedule of assets held for investment purposes and the schedule of reportable transactions does not disclose the historical cost of investments in the Columbia Energy Group Stock Fund. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

                                                             ARTHUR ANDERSEN LLP

New York, New York,
June 14, 2000

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                                                             December 31, 1999                  December 31, 1998
Assets
Investments at fair value:

Columbia Energy Group
   Common Stock                                                $345,246,773                       $346,169,555

Interest-bearing cash                                             8,860,867                          2,930,746
                                                               ------------                       ------------

Total Columbia Stock Fund                                       354,107,640                        349,100,301

Mutual Funds:

     Retirement Money Market Portfolio                           69,587,307                         58,762,865
     Magellan Fund                                               52,901,489                         40,167,065
     Contrafund                                                  33,132,991                         25,481,841
     Equity Income                                                  284,164                                  -
     Growth Company Fund                                         31,398,501                         13,560,277
     Growth & Income Portfolio                                   62,350,522                         63,071,162
     Intermediate Bond Fund                                      33,464,339                         35,429,049
     Overseas Fund                                               11,517,661                          8,791,851
     Europe Fund                                                  5,840,300                          6,994,294
     Pacific Basin Fund                                           4,883,920                          1,436,029
     Balanced Fund                                               19,895,539                         19,724,355
     Capital Appreciation Fund                                            -                          4,968,029
     Short-Term Bond Fund                                                 -                          3,666,107
     Spartan U.S. Equity Index Fund                              99,895,057                         85,055,824
     PIMCO Total Return Institutional                               630,888                                  -
     PIMCO Long-Term Government (Institutional)                     210,167                                  -
     PIMCO Low Duration Institutional                             3,948,759                                  -
     PIMCO StocksPlus Institutional                               1,340,746                                  -
     Vanguard US Growth                                           1,437,319                                  -

Loans to Participants                                            10,931,038                         10,348,004
                                                               ------------                       ------------
                                                                797,758,347                        726,557,053

Confederation Life Receivable                                             0                            377,760

Employer Contributions Receivable                                   772,555                            696,883

Participant Deposits Receivable                                   1,580,935                          1,362,142
                                                               ------------                       ------------
                    Net Assets Available for Benefits          $800,111,837                       $728,993,838
                                                               ============                       ============


The accompanying notes to financial statements and schedules are an integral part of these statements.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP

            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS




                      FOR THE YEAR ENDED DECEMBER 31, 1999


Net Assets, Beginning of Year                 $ 728,993,838

Net Investment Income                            32,760,502

Net Realized Gain on Securities Sold or
     Distributed                                 60,262,429

Net Change in Unrealized Appreciation on
     Investments                                 12,450,322

Participants' Deposits                           28,392,526

Employer Contributions                           12,285,996

Distributions to Participants                   (75,462,611)

Loan Activity                                       428,835
                                              -------------
Net Assets, End of Year                       $ 800,111,837
                                              =============


       The accompanying notes to financial statements and schedules are an integral part of this statement.

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
                   NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                     December 31, 1999 and December 31, 1998

1.       Description of the Plan

         The Employees' Thrift Plan of Columbia Energy Group, formerly the Employees' Thrift Plan of Columbia Gas System, (the "Plan") was adopted by the Board of Directors of Columbia Energy Group, formerly The Columbia Gas System, Inc. ("Columbia") on May 1, 1958. Its purpose is to encourage employees to adopt a regular savings program and to provide additional security for retirement. Each employee who works for a Columbia company participating in the Plan is immediately eligible to join the plan. Participation is voluntary, and participants are fully and immediately vested in the Plan.

         The Plan offers a wide range of funds to Plan participants. The investment options offered include:

         Columbia Stock Fund: This Fund consists almost entirely of Columbia Common Stock. A small portion is invested in money market instruments for administrative purposes.

         Fidelity Retirement Money Market Portfolio: The Retirement Money Market Portfolio seeks to maximize current income consistent with the preservation of capital. The Portfolio invests in high quality U.S. dollar denominated money market instruments of U.S. and foreign issuers.

         PIMCO Low Duration Fund: The Low Duration Fund is an income mutual fund that seeks to provide current income while preserving capital. The Fund invests in all types of bonds, including U.S. government, corporate, mortgages and foreign. Most investments are in short- and intermediate-maturity bonds. The fund maintains an average portfolio duration of 1 to 3 years (approximately equal to an average maturity of 2 to 5 years). The Fund is managed by Pacific Investment Management Company.

         PIMCO Total Return Fund: The Total Return Fund is an income mutual fund that seeks to provide high total return that exceeds general bond market indices. The Fund invests in all types of bonds, including U.S. government, corporate, mortgages and foreign. While the Fund maintains an average portfolio duration of 3 to 6 years (approximately equal to an average maturity of 5 to 12 years), investments may also include short- and long-maturity bonds. The Fund is managed by Pacific Investment Management Company.

         Fidelity Intermediate Bond Fund: The Intermediate Bond Fund is an income mutual fund that seeks a high level of current income. The Fund invests primarily in investment grade corporate debt obligations, as well as obligations issued or guaranteed by the U.S. Government and its agencies or instrumentalities, U.S. banks, prime commercial paper, as well as a limited amount of high quality foreign debt instruments, while maintaining an average maturity of 3 to 10 years.

         PIMCO Long-Term U.S. Government Fund: The Long-Term U.S. Government Fund is an income mutual fund that seeks to provide high current income by investing in high quality longer-maturity bonds. The Fund invests primarily in high-quality, long-term U.S. government securities, while maintaining an average portfolio duration of about 10 years and a minimum average duration of 8 years (approximately equal to an average maturity of 20 years. The total rate of return is expected to be more volatile than that of short- and intermediate-term bond funds, due to the risk involved with longer duration investments. The Fund is managed by Pacific Investment Management Company.

         Fidelity Balanced Fund: The Balanced Fund is a growth and income mutual fund that seeks the highest amount of income possible while still preserving its capital investment. The Fund invests in a broadly diversified (domestic and foreign) portfolio of high-yielding securities, including common stocks, preferred stocks and bonds. At least 25% of the Balanced Fund's assets are always invested in fixed-income securities.

         Fidelity Equity Income Fund: The Equity Income Fund is a growth and income mutual fund, that seeks to provide income while considering the potential for capital appreciation while providing a yield that exceeds the yield of the S&P 500 Index. The Fund invests at least 65% of total assets in income producing equity securities (large cap stocks). In addition the Fund may invest in other types of equity and debt securities, including lower quality debt securities.

         Fidelity Growth & Income Portfolio: The Growth & Income Portfolio is a growth and income mutual fund that seeks long-term capital growth, current income and growth of income with reasonable investment risk. The Portfolio is primarily invested in the securities of companies with the potential for growth of earnings while paying current dividends, as well as securities convertible into common stocks, preferred stocks and fixed income securities.

         Fidelity Spartan U.S. Equity Index Fund: The Spartan U.S. Equity Index Fund is a growth and income mutual fund that seeks to duplicate the composition and total return of the Standard & Poor's 500 Composite Stock Price Index (S&P). The Fund invests primarily in the common stock of the 500 companies that make up the S&P.

         PIMCO StocksPlus Fund: The Stocks Plus Fund is a growth and income fund that seeks a total return which exceeds that of the S&P 500. The Fund invests in S&P 500 Index securities (primarily futures contracts) backed by a portfolio of fixed income instruments. The fund also can invest in the common stocks that comprise the S&P 500. The Fund is managed by Pacific Investment Management Company.

         Fidelity Magellan Fund: The Magellan Fund's goal is capital appreciation. Magellan primarily invests in common stock and securities convertible into common stock of U.S., multinational, and foreign companies of all sizes and industries that offer potential for growth.

         Fidelity Contrafund: The Contrafund seeks capital appreciation by investing primarily in undervalued domestic and foreign stocks. These companies may have favorable long-term outlooks due to termination of unprofitable operations, changes in management, industry or products, or possible mergers and acquisitions. A substantial portion of the portfolio is invested in medium- to small-capitalization stocks.

         Fidelity Growth Company Fund: The Growth Company Fund focuses on capital appreciation by investing primarily in common stocks with above-average growth characteristics. Investments include both foreign and domestic securities. Growth can be measured by earnings or gross sales.

         Vanguard U.S. Growth Fund: The U.S. Growth Fund is a growth stock mutual fund, that invests in stocks of high quality, seasoned primarily U.S. companies with records of exceptional growth and above-average growth. The companies usually have market values well above $1 billion each and typically have strong positions in their markets, reasonable financial strength and low sensitivity to changing economic conditions. The Fund is managed by Lincoln Capital Management.

         Fidelity Overseas Fund: The Overseas Fund is a growth mutual fund that seeks long-term capital growth through investments in foreign securities in both developed and emerging markets. At least 65% of its total assets are invested in securities of issuers from at least three countries outside of North America. Currency hedging is permitted. Effective June 1, 2000, a 1% redemption fee will be charged on shares held less than 30 days.

         Fidelity Europe Fund: The Europe Fund seeks long-term capital growth by investing primarily in companies that have their principal activities in Europe. Normally, the Fund intends to maintain investments in at least three different countries, though it may at times invest all of its assets in a single country. A 1% redemption fee will be charged for shares held less than 30 days.

         Fidelity Pacific Basin Fund: The Pacific Basin Fund seeks long-term growth of capital by investing in companies in the Pacific Basin. The Fund will generally be invested in at least three different countries, although it may at times invest all of its assets in one country. (It normally invests a significant percentage of its assets in Japan.) A 1.5% redemption fee will be charged for shares held less than 90 days.

Unless otherwise indicated, the mutual funds are managed by Fidelity Management and Research Company. Fidelity is the Trustee of the Plan assets.

         Employees may deposit up to 6% of their monthly base pay, subject to IRS limitations, in the various investment funds, and Columbia will match such deposits at various levels. Columbia's contributions are invested in the Columbia Stock Fund except for employees age 50 or older who may direct monthly Columbia contributions among any of those funds available for Plan participants' deposits. Employees may also invest up to an additional 13% of their monthly base pay, subject to IRS limitations, but no additional contributions will be made by Columbia. Employee deposits may be made on an after-tax and/or before-tax basis. Before-tax deposits are not subject currently to Federal income tax but are taxable to the employee when they are withdrawn from the Plan. Prior to age 59-1/2, an active employee may withdraw before-tax deposits only under certain hardship conditions. Such withdrawals are subject to a 10% excise tax. If an employee makes a withdrawal from his account, his future deposits are subject to various suspension periods depending on the type of withdrawal. After-tax deposits are taxed before they go into the applicable Funds of the Plan; therefore, they will not be taxed again.

         The administrative expenses of the Plan are paid by the participating subsidiaries of Columbia. Administrative fees relating to participant loans are borne by the participants.

         The value of participants' deposits in the Plan is reflected in Shares/Units in each applicable Fund. Each Share/Unit has a value equal to every other Share/Unit in that Fund. The value of a Share/Unit is determined daily by dividing the value of each Fund by its total number of outstanding Shares/Units.

         The following is a summary of the Share/Unit Values and Shares/Units outstanding as of:


                                                December 31, 1999                  December 31, 1998
                                            Share/Unit        Shares/           Share/Unit        Shares/
                                              Value            Units               Value           Units
                                              -----            -----               -----           -----
                                               ($)                                 ($)
Columbia Stock Fund                           36.37           9,733,767            32.77         10,652,948
Retirement Money Market Portfolio              1.00          69,587,307             1.00         58,762,865
Magellan Fund                                136.63             387,188           120.82            332,454
Contrafund                                    60.02             552,033            56.79            448,703
Equity Income Fund                            53.48               5,313              n/a                n/a
Growth Company Fund                           84.30             372,461            51.02            265,784
Growth & Income Portfolio                     47.16           1,322,106            45.84          1,375,898
Intermediate Bond Fund                         9.76           3,428,723            10.27          3,449,761
Overseas Fund                                 48.01             239,901            35.98            244,353
Europe Fund                                   37.47             155,866            33.48            208,910
Pacific Basin Fund                            28.74             169,935            13.22            108,625
Balanced Fund                                 15.36           1,295,282            16.36          1,205,645
Capital Appreciation Fund                       n/a                 n/a            22.07            225,103
Short-Term Bond Fund                            n/a                 n/a             8.71            420,908
Spartan U.S. Equity Index Fund                52.09           1,917,740            43.96          1,934,846
PIMCO Total Return Institutional               9.90              63,726              n/a                n/a
PIMCO Long-Term Government                     9.36              22,454              n/a                n/a
PIMCO Low Duration Institutional               9.84             401,297              n/a                n/a
PIMCO StocksPlus Institutional                13.95              96,111              n/a                n/a
Vanguard US Growth Fund                       43.53              33,019              n/a                n/a

N/a - Not Applicable

        As of December 31, 1999 and 1998, the only individual security held by the Plan in excess of 5% of net assets was Columbia Common Stock, 5,458,447 shares valued at $345,246,773 and 5,994,278 shares valued at $346,169,555, respectively.

        The above is a brief description of the Plan and is provided for general information purposes only. Participants should refer to the Plan documents for more complete information.

2.       Summary of Significant Accounting Policies

         (A)      Valuation of investments.

        The assets of the Plan are reflected in the accompanying Statements of Net Assets Available for Benefits based on quoted market prices and per share net asset value.

         (B)      Basis of accounting.

        The accompanying financial statements have been prepared on an accrual basis as of December 31, 1999 and December 31, 1998.

         (C)      Net realized gain (loss) on securities sold or distributed.

                  The cost of securities sold or distributed is determined on the revalued cost of assets basis, whereby the cost of assets is adjusted to reflect the market value of assets as of the prior year-end. The Plan recognized gains and losses on the sale of securities and the distribution of Columbia Common Stock to withdrawn participants in settlement of their accounts equal to the difference between the revalued cost and market value of the securities sold or distributed through December 31, 1999.

         (D)      Unrealized appreciation (depreciation) of investments.

                  Fidelity determines the market value of all assets and share values on a daily basis. Unrealized appreciation (depreciation) is equal to the difference between the revalued cost of assets and market value of assets at December 31, 1999.

         (E)      Financial derivatives

                  Plan assets are invested through seventeen mutual funds, any of which could, from time-to-time, utilize financial derivatives. Generally Accepted Accounting Principles require the investment managers of such funds to list in their financial statements the amount and purpose of any such derivatives. Participants are provided with copies of the mutual funds' financial statements directly from Fidelity on a regular basis and should refer to these for information on this issue. Generally speaking, the investment managers use derivatives to hedge against certain unwanted actions, e.g., changes in interest rates and in foreign currency.

3.       Participating Companies

                  The names of the participating companies as of December 31, 1999 with contributions for the year then ended are shown below:

                                                             Employer
                                                          Contributions
                                                          -------------
Columbia Gas Transmission Corp.....................        $ 3,596,690
Columbia Gas of Kentucky, Inc. ....................            370,545
Columbia Gas of Maryland, Inc. ....................            118,699
Columbia Gas of Ohio, Inc. ........................          3,310,767
Columbia Gas of Pennsylvania, Inc. ................          1,109,131
Columbia Energy Group Service Corp. ...............            818,905
Columbia Gulf Transmission Company.................            850,867
Columbia Propane Corp. ............................            391,987
Columbia LNG Corp. ................................             60,569
Columbia Natural Resources, Inc. ..................            567,830
Columbia Gas of Virginia, Inc. ....................            487,904
Columbia Electric Corp. ...........................             55,332
Columbia Energy Services...........................            532,958
Columbia Network Services..........................             13,812
                                                           -----------

    Total..........................................        $12,285,996
                                                           ===========

4.       Confederation Life Guaranteed Investment Contract

         On August 12, 1994, Canadian and Michigan regulators froze the Confederation Life Insurance Company Guaranteed Investment Contract (GIC). In order to provide liquidity to Plan participants who had invested in the Retirement Money Market/GIC Fund, on September 20, 1995 Columbia Energy Group and Columbia Gas Transmission (TCO) lent monies to the Plan. On July 29, 1998, these loans were satisfied. Under the terms of the loans, once the principal was paid in full to Columbia and TCO, the excess monies received on account of the Confederation Life GIC is to be paid to Plan participants who had investments in the Money Market/GIC Fund on August 12, 1994. An initial payment of $273,485 was received on July 29, 1998. A final payment totaling $377,760 was received by Fidelity on December 21, 1998. These monies were allocated to participants' accounts on January 5, 1999.

5.       Tax Status

         See "Federal Tax Consequences" located elsewhere in this document for a general discussion of the impact of taxes on the participant.

         The Plan received a favorable determination letter, dated November 28, 1990, from the Internal Revenue Service in which it ruled that the Plan is in compliance with Sections 401(a) and 401(k) and the related Trust is exempt from taxation under Section 501(a) of the Internal Revenue Code (IRC). The Company is of the opinion that the Plan, as amended, meets the IRC requirements and, therefore, continues to be tax-qualified and tax-exempt.

6.       Other

         The accompanying Schedules A and B reflect additional detail by Fund of the Statements of Net Assets Available for Benefits for the years ended December 31, 1999 and December 31, 1998 and Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 1999.

                                                        Schedule A (Page 1 of 2)

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1999

                                                                      Assets
                                            -------------------------------------------------------------
                                                               Employer       Participant
                                              12/31/99       Contributions      Deposits         Total
Investments                                 Market Value       Receivable      Receivable      Net Assets
-----------                                 ------------       ----------      ----------      ----------
 Columbia Stock Fund                        $354,107,640         $726,500        $274,911     $355,109,051

 Mutual Funds:

 Retirement Money Market Portfolio            69,587,307            8,002         161,088       69,756,397

 Magellan Fund                                52,901,489            6,482         203,147       53,111,118

 Contrafund                                   33,132,991            2,956         127,053       33,263,000

 Equity Income Fund                              284,164              112           2,735          287,011

 Growth Company Fund                          31,398,501            4,327          99,616       31,502,444

 Growth & Income Portfolio                    62,350,522            6,375         210,542       62,567,439

 Intermediate Bond Fund                       33,464,339            1,717          82,979       33,549,035

 Overseas Fund                                11,517,661              681          37,332       11,555,674

 Europe Fund                                   5,840,300              906          21,279        5,862,485

 Pacific Basin Fund                            4,883,920              909          17,297        4,902,126

 Balanced Fund                                19,895,539            5,403          82,659       19,983,601

 Spartan U.S. Equity Index Fund               99,895,057            6,506         226,710      100,128,273

 Pimco Tot Return                                630,888              282           2,128          633,298

 Pimco Long Term Government                      210,167               22             482          210,671

 Pimco Low Duration                            3,948,759              454          14,031        3,963,244

 Pimco StkPlus Inst                            1,340,746              556           6,187        1,347,489

 Vanguard US Growth                            1,437,319              365          10,759        1,448,443

 Loans to Participants                        10,931,038                                        10,931,038

                    TOTAL                   $797,758,347         $772,555      $1,580,935     $800,111,837

                                                        Schedule A (Page 2 of 2)

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
                 STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
                             AS OF DECEMBER 31, 1998



                                                                         ASSETS
                                            --------------------------------------------------------------
                                                               EMPLOYER        PARTICIPANT
                                              12/31/98       CONTRIBUTIONS       DEPOSITS         TOTAL
INVESTMENTS                                 MARKET VALUE      RECEIVABLE        RECEIVABLE      NET ASSETS
-----------                                 ------------      ----------        ----------      ----------
COLUMBIA STOCK FUND                          349,100,301        662,050           273,641       350,035,992

FIDELITY MUTUAL FUNDS:

RETIREMENT MONEY MARKET PORTFOLIO             58,762,865         11,054           146,940        58,920,859

MAGELLAN FUND                                 40,167,065          3,112           160,007        40,330,184

CONTRAFUND                                    25,481,841          2,278           100,988        25,585,107

GROWTH COMPANY FUND                           13,560,277          2,554            57,236        13,620,067

GROWTH & INCOME PORTFOLIO                     63,071,162          5,014           199,721        63,275,897

INTERMEDIATE BOND FUND                        35,429,049            887            86,845        35,516,781

OVERSEAS FUND                                  8,791,851            821            37,784         8,830,456

EUROPE FUND                                    6,994,294            764            23,328         7,018,386

PACIFIC BASIN FUND                             1,436,029            232             9,225         1,445,486

BALANCED FUND                                 19,724,355          2,917            59,757        19,787,029

CAPITAL APPRECIATION FUND                      4,968,029          1,217            23,073         4,992,319

SHORT-TERM BOND FUND                           3,666,107            382            13,669         3,680,158

SPARTAN U.S. EQUITY INDEX FUND                85,055,824          3,601           169,928        85,229,353

CONFEDERATION LIFE                               377,760                                            377,760

LOANS TO PARTICIPANTS                         10,348,004                                         10,348,004

                    TOTAL                    726,934,813        696,883         1,362,142       728,993,838

                                                                      Schedule B
                                                                   (Page 1 of 3)


                EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                                 COLUMBIA STOCK      RETIREMENT
                                     TOTAL            FUND          MONEY MARKET       MAGELLAN        CONTRAFUND

Net  Assets Beginning of Year     728,993,838      350,035,992       58,920,859       40,330,184       25,585,107

Net Investment Income              32,760,502        5,314,476        3,477,254        4,267,126        4,934,547

Net Realized Gain/(Loss) on        60,262,429       40,783,231               --        2,428,891        1,346,187
  Securities Sold or
  Distributed

Net Change Unrealized              12,450,322       (6,897,563)              --        3,525,424          280,235
Appreciation/(Depreciation)
of Investments

Participants' Deposits             28,392,526        5,367,874        3,177,651        3,580,382        2,279,564

Columbia Contributions             12,285,996       11,735,970           91,180           71,681           40,187

Distributions to Participants     (75,462,611)     (24,149,293)     (21,057,924)      (3,319,133)      (2,549,974)

Interfund Exchanges                        --      (27,817,075)      25,477,272        2,258,219        1,317,278

Loan Activity                         428,835          735,439         (329,895)         (31,656)          29,869

Net Assets, End of Year           800,111,837      355,109,051       69,756,397       53,111,118       33,263,000




                                                   GROWTH           GROWTH &
                                     EQUITY        COMPANY           INCOME

Net  Assets Beginning of Year            --       13,620,067       63,275,897

Net Investment Income                17,715        2,143,193        4,406,409

Net Realized Gain/(Loss) on           7,484        1,068,573        4,491,304
  Securities Sold or
  Distributed

Net Change Unrealized               (13,240)       9,548,886       (2,790,753)
Appreciation/(Depreciation)
of Investments

Participants' Deposits                7,080        1,633,821        3,794,096

Columbia Contributions                  553           42,854           85,932

Distributions to Participants            --       (1,393,172)      (6,016,805)

Interfund Exchanges                 267,235        4,847,384       (4,306,444)

Loan Activity                           184           (9,162)        (372,197)

Net Assets, End of Year             287,011       31,502,444       62,567,439

                                                                      Schedule B
                                                                   (Page 2 of 3)


                EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                    INTERMEDIATE                                                PACIFIC
                                        BOND              OVERSEAS           EUROPE              BASIN            BALANCED
     Net Assets, Beginning of        35,516,781          8,830,456          7,018,386          1,445,486         19,787,029
                         Year

        Net Investment Income         2,073,818            700,893            313,017             43,918          2,915,495


     Net Realized Gain/(Loss)          (211,666)           491,132            205,225            274,937            572,186
        on Securities Sold or
                  Distributed


        Net Change Unrealized        (1,532,201)         2,357,651            365,518          1,861,668         (1,867,874)
  Appreciation/(Depreciation)
               of Investments


       Participants' Deposits         1,450,421            597,077            382,269            191,811          1,458,968


       Columbia Contributions            20,685             12,798             11,082              6,731             57,273


Distributions to Participants        (2,828,819)          (783,918)          (701,306)          (285,160)        (3,014,524)


          Interfund Exchanges          (871,764)          (705,277)        (1,757,064)         1,358,872            146,961


                Loan Activity           (68,220)            54,862             25,358              3,863            (71,913)

      Net Assets, End of Year        33,549,035         11,555,674          5,862,485          4,902,126         19,983,601


                                                                            SPARTAN               PIMCO              PIMCO
                                      CAPITAL            SHORT-TERM       U.S. EQUITY              TOT                L-T
                                    APPRECIATION            BOND             INDEX                RETURN              GOVT
     Net Assets, Beginning of         4,992,319          3,680,158         85,229,353                -0-                -0-
                         Year

        Net Investment Income                --            170,868          1,663,195              6,801              2,136


     Net Realized Gain/(Loss)         1,236,110            (83,932)         7,645,746                (32)              (631)
        on Securities Sold or
                  Distributed


        Net Change Unrealized          (598,533)            19,646          8,197,019             (6,448)            (4,873)
  Appreciation/(Depreciation)
               of Investments


       Participants' Deposits           508,939            229,393          3,580,517             10,264              1,456


       Columbia Contributions            16,848              7,747             78,483                545                482


Distributions to Participants          (361,295)          (250,309)        (8,666,394)                --                 --


          Interfund Exchanges        (5,799,113)        (3,745,200)         2,495,293            622,161            211,691


                Loan Activity             4,725            (28,371)           (94,939)                 7                410

      Net Assets, End of Year                 0                  0        100,128,273            633,298            210,671

                                   Schedule B
                                                                   (Page 3 of 3)

                EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1999


                                       PIMCO            PIMCO                                          CONFEDERATION
                                        LOW            STKPLUS         VANGUARD         LOAN               LIFE
                                     DURATION I         INST          US GROWTH        ACTIVITY         RECEIVABLE


     Net Assets, Beginning of              --               --               --       10,348,004         377,760
                         Year


        Net Investment Income          71,401          176,596           61,644               --              --


     Net Realized Gain/(Loss)          (7,266)           7,802            7,148               --              --
        On Securities Sold or
                  Distributed


        Net Change Unrealized         (24,912)         (51,206)          81,878               --              --
  Appreciation/(Depreciation)
               of Investments



       Participants' Deposits          77,371           18,364           45,208               --              --


       Columbia Contributions           2,781            1,364              820               --              --


Distributions to Participants         (81,662)              --           (2,923)              --              --


          Interfund Exchanges       3,924,476        1,199,273        1,253,582               --        (377,760)


                Loan Activity           1,055           (4,704)           1,086          583,034              --

      Net Assets, End of Year       3,963,244        1,347,489        1,448,443       10,931,038               0

Employer ID#: 13-1594808
Plan #: 002
                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
    SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES (SCHEDULE H, PART IV (I))

                             AS OF DECEMBER 31, 1999


        Identity of Issuer,
         Borrower, Lessor,
          or Similar Party*                          Description of Investment                             Value
          -----------------                          -------------------------                             -----
             Columbia                9,733,767 units of Columbia Stock Fund(1) (2)                    $354,107,640

             Fidelity                69,587,307 shares of Retirement Money Market Portfolio              69,587,307

             Fidelity                387,188 shares of Magellan Fund                                     52,901,489

             Fidelity                552,033 shares of Contrafund                                        33,132,991

             Fidelity                5,313 shares of Equity Income Fund                                     284,164

             Fidelity                372,461 shares of Growth Company Fund                               31,398,501

             Fidelity                1,322,106 shares of Growth & Income Portfolio                       62,350,522

             Fidelity                3,428,723 shares of Intermediate Bond Fund                          33,464,339

             Fidelity                239,901 shares of Overseas Fund                                     11,517,661

             Fidelity                155,866 shares of Europe Fund                                        5,840,300

             Fidelity                169,935 shares of Pacific Basin Fund                                 4,883,920

             Fidelity                1,295,282 shares of Balanced Fund                                   19,895,539

             Fidelity                1,917,740 shares of Spartan U.S. Equity Index Fund                  99,895,057

             Fidelity                63,726 shares of PIMCO Total Return Institutional                      630,888

             Fidelity                22,454 shares of PIMCO Long-Term Government                            210,167

             Fidelity                401,297 shares of PIMCO Low Duration Institutional                   3,948,759

             Fidelity                96,111 shares of PIMCO StocksPlus Institutional                      1,340,746

             Fidelity                33,019 shares of Vanguard US Growth Fund                            1,437, 319

            Participants             Loans to Participants                                               10,931,038
                                                                                                       ------------
                                     TOTAL THRIFT PLAN                                                 $797,758,347
                                                                                                       ============

          *     All parties listed are considered parties-in-interest.

         (1) Actual shares of Columbia Energy Group Common Stock held equals 5,458,447, valued at $345,246,773.

         (2) Records are maintained by Fidelity on a fair market value basis; therefore, historical cost basis information is not available

Employer ID#: 13-1594808  Plan #: 002
EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP

         Schedule of Reportable Transactions (Schedule H, Part IV, (j))

                        Individual Transactions By Issue

                      For The Year Ended December 31, 1999


                                                                                        Current Value of
 Identity    Description      Purchase     Selling      Transaction       Cost of      Asset on Transaction         Net Gain
 of Party     of Asset         Price        Price        Expense          Asset                Date                 (Loss)
 --------     ---------        ------       ------       -------          ------               ----                 ------

   No Reportable Transactions

NOTE: There were no lease rentals during the year.

   Employer ID#:13-1594808
   Plan #: 002

                 EMPLOYEES' THRIFT PLAN OF COLUMBIA ENERGY GROUP
         Schedule of Reportable Transactions (Schedule H, Part IV, (j))
                        Cumulative Transactions By Issue
                      For the Year Ended December 31, 1999

Identity       Description                 Total                     Transaction
of Party*       of Asset                 Purchases     Total Sales     Expenses    Cost of Asset
---------       --------                 ---------     -----------     --------    -------------
Columbia    Columbia Stock Fund          $74,785,229            --                  $74,785,229
Columbia    Columbia Stock Fund                   --   108,971,175                           (1)
Fidelity    Magellan                      22,897,993            --                   22,897,993
Fidelity    Magellan                              --    16,117,885                           (1)
Fidelity    Growth & Income Fund          18,294,498            --                   18,294,498
Fidelity    Growth & Income Fund                  --    20,715,689                           (1)
Fidelity    Retirement Money Market
                Fund                      88,459,999            --                   88,459,999
Fidelity    Retirement Money Market
                Fund                              --    77,635,557                           (1)
Fidelity    Spartan U. S. Equity Index
                Fund                      21,204,047            --                   21,204,047
Fidelity    Spartan U.S. Equity Index
                Fund                                    22,207,579                           (1)

Identity      Current Value of
of Party*   Asset on Transaction Date   Net Gain or Loss
---------   -------------------------   ----------------
Columbia          $ 74,785,229                      --
Columbia           108,971,175              40,256,646
Fidelity            22,897,993                      --
Fidelity            16,117,885               2,428,891
Fidelity            18,294,498                      --
Fidelity            20,715,689               4,491,304
Fidelity
                    88,459,999                      --
Fidelity
                    77,635,557                      --
Fidelity
                    21,204,047                      --
Fidelity
                    22,207,579               7,645,746

* All parties listed are considered parties-in-interest.

(1)      Records are maintained by Fidelity; historical cost information unavailable.
Note:    There were no lease rentals during the year.

                    CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K, into the Company's previously filed Form S-8 Registration Statement File No. 33-42776.


ARTHUR ANDERSEN LLP


New York, New York,
June 29, 2000

                            FEDERAL TAX CONSEQUENCES
                                   (Unaudited)

NOTE: THE INFORMATION PROVIDED HEREIN IS INTENDED TO PROVIDE GENERAL INFORMATION REGARDING THE FEDERAL TAX TREATMENT OF AN INDIVIDUAL'S WITHDRAWALS OF FUNDS FROM THE PLAN. THE INFORMATION IS BASED ON CURRENT INTERNAL REVENUE CODE PROVISIONS AND REGULATIONS IN EFFECT AS OF 1/1/99 AND DOES NOT ADDRESS ANY STATE AND LOCAL TAX CONSEQUENCES OF PLAN WITHDRAWALS.

         PARTICIPANTS ARE URGED TO CONSULT WITH THEIR PERSONAL TAX ADVISOR BEFORE MAKING PLAN WITHDRAWALS.

Tax Treatment of Distributions and Withdrawals

If a participant withdraws money from the Plan, some or all of the participant's withdrawal may be taxed. To the extent that any taxable money is sent directly to the participant, the Trustee is required to withhold 20% of the taxable amount to meet Federal tax requirements. A participant can avoid the 20% Federal withholding requirement by requesting a direct rollover of all or part of the taxable portion of the participant's withdrawal and distribution to an Individual Retirement Account (IRA) or to another tax-qualified plan.

In addition to ordinary income taxes, a 10% additional income tax may be imposed on the taxable portion of a participant's distribution unless:
     - the participant is age 55 or older in the year he or she terminates employment with Columbia,
     - the participant is age 59 or over when he or she receives the distribution,
     - the withdrawal is due to disability or death,
     - the withdrawal is used to pay unreimbursed medical expenses,
     - payment is made to an alternate payee under a QDRO, or
     - the withdrawal is rolled over directly to an Individual Retirement Account (IRA) or another qualified plan.

     Tax Treatment of Withdrawals

     The following withdrawals are 100% taxable, even for hardship:
     - Company contributions and their earnings,
     - a participant's savings in a before-tax account and their earnings,
     - earnings on a participant's Rollover Contributions, lump sum and after-tax deposits, and
     - a participant's Rollover Contribution deposits.

All of a participant's after-tax deposits made to the Plan before January 1, 1987 can be withdrawn during active employment for any reason with no taxes applied to the withdrawal.

A participant's after-tax deposits made to the Plan after December 31, 1986 can also be withdrawn for any reason, but such withdrawals are not tax free. Once a participant has withdrawn all pre-1987 after-tax contributions, a portion of each subsequent withdrawal from the participant's after-tax account will be considered investment earnings, and will be taxable. The amount of your withdrawal that is considered a return of the participant's after-tax savings, and consequently non-taxable, will be determined as follows:

Total remaining savings before a participant's withdrawal in his or her after-tax account contributed after December 31, 1986 divided by total remaining savings in his or her after-tax account contributed after December 31, 1986, plus his or her investment earnings multiplied by the total amount of the withdrawal equals non-taxable portion of the participant's withdrawal.

     For example:
     - If savings in a participant's after-tax account
       contributed after 12/31/86 equals                                              $3,000
     - And the investment earnings since 12/31/86 equals                              $1,000
     - The total of the after-tax savings contributed after
       12/31/86 plus investment earnings equals                                       $4,000
     - And the withdrawal equals                                                      $1,000
     - 3/4 of the withdrawal will not be taxable ($3,000/$4,000);
       1/4 of the withdrawal will be taxable
     - Non-taxable amount equals                                                      $  750
     - Taxable amount equals                                                          $  250

In other words, in the above example, if a participant withdraws $1,000 from his or her after-tax account that he or she contributed to the Plan after December 31, 1986, $750 would not be taxable; $250 would be considered by the IRS to be a return of investment earnings and subject to regular income tax, the 20% withholding requirement and possibly the 10% additional tax.

Tax Treatment of Withdrawals from a Participant's Before-Tax Account

A participant's before-tax contributions are not taxed when they go into his or her account, rather they are fully taxed when withdrawn. If a participant withdraws money from his or her account during active employment, the money will be added to his or her other income for that year and taxed at the participant's applicable income tax rate. Withdrawals during active employment may also be subject to a 10% additional tax over and above any regular income taxes due, unless a participant meets any of the conditions previously listed under Tax Treatment of Distributions and Withdrawals. Loans from a participant's before-tax account are not taxable.

If the withdrawal is payable to a participant, the withholding requirements discussed previously apply. A participant can avoid the Federal withholding requirement by requesting a direct transfer rollover to an IRA or another tax-qualified plan.

Possible Tax Advantages When Receiving a Lump Sum Distribution

If a participant receives a lump sum distribution of his or her account, he or she may be able to defer or reduce their tax liability.

In general, a participant can use only one of the following tax advantages:

1. Deferral of tax liability
If a participant leaves the Company and receives a withdrawal from his or her account, he or she may want to consider rolling all or part of the taxable amount into an IRA or into another employer's tax qualified plan. By doing so, the participant can continue to defer paying taxes on the money. If the distribution of the account would otherwise be subject to the 10% additional tax, this approach would also let the participant avoid paying this additional tax if he or she leaves their money in the IRA or other plan until they are age 59.

2. Reduction of tax liability
If a participant takes a lump sum distribution of his or her account, he or she may be entitled to special tax treatment such as five-year or ten-year averaging or long-term capital gains treatment.

If the participant was younger than 50 years old on January 1, 1986, five-year averaging tax treatment is currently available only once, and only if:
- the entire account balance is paid to the participant in one tax year after age 59 and
-        the individual was a Plan participant for five or more years.
Under five-year averaging, the lump sum distribution is taxed in one year as if the participant had received it over five years and as if he or she had no other income during that time. The tax rate used is the one effective during the year the participant receives the distribution.

If a participant was age 50 or over as of January 1, 1986, he or she is grandfathered under pre-1987 tax laws. This means that if the participant receives the entire balance of his or her account in one tax year, he or she will have a choice of:

-        ten-year averaging under 1986 tax rates, or
- five-year averaging under the rates prevailing in the year he or she receives the money.

If a participant is grandfathered, he or she can use five-year or ten-year averaging at any time, but whichever method he or she chooses can only be used once. The participant can choose whichever method is best for him or her. However, to use either averaging method, he or she must have been a Plan participant for five or more years.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                               EMPLOYEES' THRIFT PLAN OF
                               COLUMBIA ENERGY GROUP


                               By    /s/ M.W. O'Donnell
                                  ---------------------
                                         M.W. O'Donnell
                               Member, Thrift Plan Committee


June 29, 2000